Mail Stop 3561

March 7, 2008

Mr. Homi B. Patel, President and Chief Executive Officer
Hartmarx Corporation
101 North Wacker Drive
Chicago, Illinois 60606

> **Re: Hartmarx Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2007**
> **Filed February 8, 2008**
> **File No. 001-08501**

Dear Mr. Patel:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Compensation Discussion and Analysis, page 15</u>

1. You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual cash incentives and cash-based awards. Please confirm that in future filings, you will disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General

Mr. Homi B. Patel
March 7, 2008
Page 2

statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Financial Statements, page 30

Note 1 – Summary of Accounting Policies, page 37

Goodwill and Intangible Assets, page 38

2. We note on page 26 that you performed impairment tests of goodwill and intangible assets in the second quarter and determined that no impairment adjustments were required. We further note on page 66 that you reported a net loss of $6,687 thousand in the 4th quarter, and on page 15, you discussed worsening market conditions experienced during the latter part of 2007. In light of the market environment during the second half of 2007, tell us how you considered paragraphs 17 and 28 of SFAS 142 in determining whether events or changes in circumstances indicates that the asset might be impaired.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Any questions regarding the accounting comment may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

                                                     Sincerely,

                                                   John Reynolds
                                                   Assistant Director